FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 17, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares purchased at a price of £12.13 per share, and Ordinary share ADRs purchased at a price of $47.89 per ADR in GlaxoSmithKline plc on 14 July 2008, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 10 July 2008.

	Ordinary shares	ADRs
Mr A P Witty	210.24
Mr J S Heslop	42.33
Dr M M Slaoui	61.80
Mrs C E Bruck Slaoui	19.16
Mr C Viehbacher		121.51
Mr S M Bicknell	27.38
Mr J M Clarke	130.72
Mr M Dunoyer	79.18
Mr E J Gray	79.46
Mr D Learmouth	47.64
Mr W C Louv		39.04
Mr D J Phelan		119.17
Dr D Pulman		68.94
Mr D S Redfern	0.35
Ms C Thomas	59.79
Mr J R Stéphenne	221.56
Mr S M Werner		39.72

The Company and the above named persons were advised of this information on 16 July 2008.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Deputy Company Secretary

17 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 17, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc